EXHIBIT 99.1

NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

DECEMBER 7, 2009

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that holders of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), have approved and authorized the following corporate action:

(1)

To elect two Class II Directors, each to hold office for a three-year term, until immediately following the annual meeting of Members at which their successors are duly elected and qualified as hereinafter described;

(2)

To ratify the engagement of GHP Horwath, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

The corporate actions described above will become effective on or about December 7, 2009, but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions described before they take place. This Information Statement is first mailed to our Members on or about November 16, 2009.

We thank you for your continued support.

On Behalf of the Board of Directors

Corporate Secretary

Hong Kong

November 16, 2009

CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F

West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

____________________________________

INFORMATION STATEMENT

FOR

2009 ANNUAL MEETING OF MEMBERS

____________________________________

This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by holders of a majority of our outstanding common shares relating to our 2009 Annual Meeting of Members. The corporate actions described in this Information Statement will become effective on or about December 7, 2009 in accordance with the written consent of the holders of a majority of our issued and outstanding common shares, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members (the “Effective Date”). The 2009 Annual Meeting of Members shall be deemed to occur on the Effective Date.

The elimination of the need to hold an in-person 2009 Annual Meeting of Members for the purposes described in the accompanying Notice of Member Action is made possible by the laws of the British Virgin Islands, our Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Memorandum and Articles of Association provide that the written consent of holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes, may be substituted for such an in-person meeting. Moreover, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2008, accompanies this Information Statement.

This Information Statement is first being mailed on or about November 16, 2009 to Members of record on November 5, 2009, and is being provided to inform you of the corporate actions described herein before they take effect. This Information Statement shall constitute notice under Clause 71 of our Articles and Memorandum of Association of the action taken by written consent in lieu of meeting of Members. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). We maintain our accounts in Hong Kong Dollars. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “RMB Exchange Rate”) as quoted by Bloomberg Finance L.P. ("Bloomberg") on December 31, 2008, which was approximately U.S.$1.00 = RMB6.8277. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

FOREIGN PRIVATE ISSUER STATUS

We are a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Foreign private issuers are not are not required to provide all of the disclosure required to be included in reports filed under the Exchange Act by companies that are not foreign private issuers. In addition, foreign private issuers are not subject to certain provisions of the Exchange Act, including Section 14A of the Exchange Act relating to the preparation of proxy statements and information statements. Therefore, this Information Statement may not contain all of the disclosure required to be included in information statements prepared in accordance with Section 14A, although management does not believe that this Information Statement omits any material information necessary for a fair understanding of the matters discussed herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the November 5, 2009 record date by:

•

each person known by us to be the owner of more than 5% of our outstanding common shares;

•

each of our directors and director nominees;

•

each of our executive officers; and

•

all executive officers and directors as a group.

As of the record date, there were 21,123,416 common shares outstanding. A person is deemed to be the beneficial owner of securities that (a) can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities or (b) are owned by an entity for which such person exercises voting or dispositive powers. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised.

Unless otherwise indicated (a) each person identified in the table has sole voting and dispositive power with respect to all shares shown as beneficially owned and (b) the address of each beneficial owner is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Except as otherwise indicated, the table does not give effect to the issuance of up to:

•

3,187,500 common shares in the event outstanding warrants are exercised; and/or

•

1,600,000 common shares in the event of exercise of currently exercisable options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	68.2%
Tam Cheuk Ho	281,926	(2)	1.3%
Wong Wah On Edward	400,000	(3)	1.9%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Officers and directors as a group (six persons)	16,462,519	(4)	71.4%
Rosetta Stone Capital Limited P.O. Box 957 Road Town Tortola, British Virgin Islands	2,250,000	(5)	10.3%
Tim Cheer Investment Limited Room 2203 Sino Plaza 256 Gloucester Road Causeway Bay, Hong Kong	1,087,500	(6)	5.1%

———————

(1)

Consists of (a) 13,480,593 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable warrants held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable options held directly by Mr. Li. The options are exercisable at $22.64 per share and expire on January 7, 2011. The warrants to purchase 1,000,000 shares are exercisable at $5.00 per share and expire on February 2, 2010.

(2)

Consists of 81,926 outstanding common shares and 200,000 common shares issuable upon exercise of options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(3)

Consists of 400,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(4)

Consists of 13,862,519 outstanding common shares, 1,000,000 shares issuable upon exercise of warrants and 1,600,000 common shares issuable upon exercise of options (see notes 1, 2 and 3).

(5)

Consists of 1,500,000 outstanding common shares and 750,000 common shares issuable upon exercise of currently exercisable warrants. We are advised that Rosetta Stone Capital Limited is owned 32.50% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

(6)

Consists of 725,000 outstanding common shares and 362,500 common shares issuable upon exercise of warrants. We are advised that Tim Cheer Investment Limited is wholly-owned by Cheung Yu Shum Jenkin and that Mr. Cheung is the sole officer and director of Tim Cheer Investment Limited.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members

Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The current term of our Class I Directors expires immediately following our annual meeting of Members in 2011, the current term of our Class II Directors expires immediately following our annual meeting of Members in 2009 and the current term of our Class III Directors expires immediately following our annual meeting of Members in 2010. The name, age and business experience of each of our Directors is as follows:

Class I Directors

Li Feilie (age 43)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board and President of our company on February 3, 2006 following the consummation of the acquisition of Feishang Mining Holdings Limited ("FMH"). Mr. Li has served as a director of FMH since September 2004. Mr. Li served as the Chairman of Wuhu Feishang Mining Development Co. Limited, a wholly owned subsidiary of FMH, from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Ng Kin Sing (age 47)

Director

Mr. Ng Kin Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Resources Development, Inc., a Nevada company which is a predecessor of our company ("China Development"), from February 1, 1999 until completion of a merger by which we changed our domicile to the British Virgin Islands (the “Redomicile Merger”), and as a member of its audit committee. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest

Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 40)

Director

Mr. Lam Kwan Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Development from March 20, 2003 until completion of the Redomicile Merger, and as a member of its audit committee. From May 2008 to the present, Mr. Lam has been the executive director of Neo-China Land Group (Holdings) Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance operations. In 2007, Mr. Lam served as the executive director of Forefront Group Limited, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of the Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accounting from the City University of Hong Kong.

Yip Wing Hang (age 43)

Director

Mr. Yip Wing Hang has been a director and a member of our company's Audit Committee since June 26, 2006. From February 2002 to the present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for its wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Bachelor’s degree in International Business Studies from the City University of Hong Kong. He also holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Tam Cheuk Ho (age 47)

Director and Executive Vice President

Mr. Tam Cheuk Ho has served as a director of our company since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Development from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as an Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992 as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Wong Wah On Edward (age 46)

Director, Secretary and Chief Financial Officer

Mr. Wong Wah On Edward has been a director of our company since January 25, 1999, our Secretary since February 1, 1999 and our Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Development from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. He is responsible for our treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. He also holds a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic

University. He is a fellow of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

Our officers are elected annually at the Board of Directors meeting following the annual election of directors by Members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2008, our Board of Directors held 25 meetings. Each member of the board participated in each meeting of the board. Action was taken by written consent in lieu of meeting on 11 occasions during 2008.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Audit Committee, whose members currently consist of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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appointing and supervising our independent registered public accounting firm;

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assessing the organization and scope of the Company’s internal audit function;

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reviewing the scope of audits to be conducted, as well as the results thereof;

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approving audit and non-audit services provided to us by our independent registered public accounting firm; and

•

overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in Section 10A(m)(3) of the Exchange Act and NASDAQ Marketplace Rule 5605(a)(2). Our Audit Committee held a total of nine meetings during fiscal 2008, which were attended by all of the Committee’s then current members. A copy of the Amended and Restated Charter of the Audit Committee was attached as Appendix A to our Information Statement relating to the 2007 annual meeting of Members.

Audit Committee Financial Expert

In general, an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), is an individual member of the Audit Committee who:

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understands generally accepted accounting principles and financial statements,

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is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

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has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

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education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

•

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls.

Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm matters required to be discussed by standards of the Public Company Accounting Oversight Board (PCAOB) (United States).

In addition, the Audit Committee has discussed with the independent registered public accounting firm their independence from our company and its management, and has received the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by PCAOB Standards and SEC Rules.

The Audit Committee also discussed with our independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of

Directors:

/s/ Ng Kin Sing

/s/ Lam Kwan Sing

/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

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identifying individuals qualified to become members of the Board of Directors;

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recommending to the Board of Directors nominees for election to the Board;

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reviewing corporate governance principles applicable to us and recommending corporate governance principles to the Board of Directors;

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administering our Code of Ethics, investigating alleged violations of the Code and recommending action to the Board of Directors;

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confirming that at least one Audit Committee member is an "audit committee financial expert" within the meaning of regulatory requirements; and

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carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Nominating and Corporate Governance Committee met on two occasions during the year ended December 31, 2008.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by Members, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a Member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of Members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing Member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the Board's consideration of the Member's candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the Board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2009 Annual Meeting of Members. There are two Class II Director nominees who will be elected by the written consent of the holders of a majority of our outstanding voting securities as described herein, each of whom is an incumbent director standing for reelection.

A copy of the Charter of the Nominating and Corporate Governance Committee was attached as Appendix B to our Information Statement relating to the 2007 annual meeting of Members.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Compensation Committee is responsible for:

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Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

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Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

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Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

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Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

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Recommending to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

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Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee met on four occasions during the 2008 fiscal year.

A copy of the Charter of the Compensation Committee was attached as Appendix C to our Information Statement relating to the 2007 annual meeting of Members.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2008 were Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. No member of our compensation committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

We have established an informal process for Members to send communications to members of our Board of Directors. Members who wish to contact the Board of Directors or any of its members may do so by writing to them, c/o China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Correspondence directed to an individual Board member is referred, unopened, to that Board member. Correspondence not directed to a particular Board member is referred, unopened, to the Chairman of the Board, for review and forwarding to the appropriate person.

Attendance at Annual Meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings. Applicable laws, rules and regulations do not require that we hold an in-person annual meeting of Members.

NASDAQ Requirements

Our common shares are currently listed on The NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by The NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

We currently comply with the specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600 notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600. However, we have determined not to comply with the following provisions of Marketplace Rule 5600 since the laws of the British Virgin Islands do not require compliance:

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a majority of our Directors are not independent within the meaning of NASDAQ rules;

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our independent directors do not hold regularly scheduled meetings in executive session;

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we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an in-person annual meeting, but rather may we may conduct those activities by written consent of a majority members in lieu of meeting;

•

the compensation of our executive officers is recommended but not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation; and

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related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

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honest and ethical conduct,

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full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

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compliance with applicable laws, rules and regulations,

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the prompt reporting of any violation of the code, and

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accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been filed as an exhibit to our Annual Report on Form 20F and may be obtained, without charge, upon written request addressed to the attention of our Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Section 16(a) Beneficial Ownership Reporting Compliance

We are a foreign private issuer under Federal securities laws. As a result, our directors, officers and Members are not required to file beneficial ownership reports under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2008, to each of the individuals identified in Item 6(A) of our Annual Report on Form 20F.

Name	Compensation (US$)	Number of Options to Purchase Common Shares	Exercise Price (US$/Share)	Expiration Date

Li Feilie	—	1,000,000	$22.64	January 7, 2011
Tam Cheuk Ho*	$92,308	—	—	—
Wong Wah On Edward*	$69,231	—	—	—
Lam Kwan Sing	$ 7,692	—	—	—
Ng Kin Sing	$ 7,692	—	—	—
Yip Wing Hang	$ 7,692	—	—	—
Tang Mian	$16,531	—	—	—
Wang Genyin	—	—	—	—
Yi Guangjing	—	—	—	—

———————

* Represents amounts received under prior Service Agreement.

Effective October 1, 2008, we entered into Service Agreements with each of Li Feilie, our President and Chief Executive Officer, Tam Cheuk Ho, our Executive Vice President, and Wong Wah On Edward, our Chief Financial Officer. Each of the Agreements contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that:

•

the prior service agreement with the executive be terminated and be of no further force or effect;

•

the initial term of the new Service Agreement will be three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice;

•

the executive will serve as an executive officer of the Company in such capacity and with such responsibilities as are determined by the Board of Directors;

•

we are to compensate the executive with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee;

•

the executive’s annual fee will be reviewed annually by the Compensation Committee and may be adjusted in the discretion of the Committee with the approval of the Board of Directors;

•

the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination;

•

for two years following expiration of the Agreement, the executive may not compete with the business of the Company in the PRC, or solicit employees or customers of the Company;

•

the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company;

•

the executive serve on our Board of Directors if requested to do so by the Board, without additional consideration; and

•

the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

We have no other service agreements or similar contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors. We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2008:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders
2003 Equity Compensation Plan	1,600,000	$17.34	624,683
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,600,000	$17.34	624,683

Stock Option Plan

We have adopted the 2003 Equity Compensation Plan. The purposes of the plan are to:

•

Encourage ownership of our common shares by our officers, directors , employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

A brief description of plan is as follows:

On December 18, 2003, our Members approved and adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. We have reserved a number of common shares equal to 20% of the issued and outstanding common shares of our company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common stock at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market value of the underlying shares as of the date of grant.

The 2003 Plan terminates on December 18, 2013. During the year ended December 31, 2008, the board of directors granted options to certain employees and officers to purchase 1,000,000 shares of the Company’s common stock. As of December 31, 2008, options to purchase a total of 1,600,000 shares were outstanding, and a total of 624,683 shares were available for grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Business Acquisitions

On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. In consideration of the receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its Common Shares to Feishang Group, representing approximately 86.4% of its then issued and outstanding Common Shares, and issued to Feishang Group warrants to purchase an additional 4,500,000 Common Shares.

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited, a Hong Kong company, from Feishang Group, for a purchase price of RMB22.15 million (US$3.24 million).

On July 10, 2009, the Company acquired from Feishang Group all of the issued and the outstanding capital stock of Pineboom Investment Limited, a BVI company, and to assume the outstanding indebtedness owed to Feishang Group for consideration of US$22.61 million. An initial deposit in the amount of US$7 million was paid to Feishang Group on July 25, 2008 and the remaining balance will be paid on or before July 10, 2010.

On January 12, 2009, the Company acquired from Feishang Group all of the issued and outstanding capital stock of Newhold Investments Limited, a BVI company, and to assume the outstanding indebtedness owed to Feishang Group for consideration of US$42 million.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2006 RMB	2007 RMB	2008 RMB	2008 US$
CHNR’s payment of its share of office rental to Anka
Consultants Limited (“Anka”) (1)	226,000	258,000	625,000	92,000
Sales from Feishang Copper to Wuhu Hengchang
Copper Smelting Co., Ltd. (“Wuhu Hengchang”) (2)	—	—	293,991,000	43,058,000
Sales from Yangpu Lianzhong to Wuhu Hengxin
Copper Group Co., Ltd. (“Wuhu Hengxin”) (2)	—	—	26,210,000	3,839,000
Sales from Feishang Copper to Wuhu Hengxin (2)	—	—	57,269,000	8,388,000
Sales from Feishang Copper to Hainan Non-ferrous Metal (2)	—	—	1,644,000	241,000
Capital lease interest (including RMB1 million fee) paid
by Feishang Copper to Jiangxi Haiji Leasing Co., Ltd. (“Jiangxi Haiji”) (3)	—	—	2,835,246	415,000

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1,

2008, the Company and Anka entered into a new license agreement to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka. For the years ended December 31, 2006, 2007 and 2008, the Company paid its share of rental expense to Anka.

(2)

Amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(3)

During the period from March 4, 2008 to December 31, 2008, Feishang Copper paid RMB2,835,246 (US$415,000) capital lease interest (comprising RMB1,000,000 (US$146,000) capital lease fee) to Jiangxi Haiji, a related company, in respect of the capital lease of its certain machinery for RMB30,000,000 (US$4,394,000) for a term of three years commencing December 2007. The capital lease bears an interest rate of 7.59% per annum.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2006 RMB	2007 RMB	2008 RMB	2008 US$
Receivables from related parties
Trade receivables
Wuhu Hengxin (1)	—	—	30,665,000	4,491,000
Wuhu Hengchang (2)	—	—	40,165,000	5,883,000
Advance to unconsolidated investee
Guangdong Longchuan (3)	—	—	39,290,000	5,754,000
Others
Jiangxi Haiji (4)	—	—	3,000,000	439,000
Feishang Group Limited (5)	—	—	2,101,000	308,000

Payables to related parties
Wuhu Feishang Non-metal Material Co Ltd (“WFNM”) (6)	3,444,000	1,197,000	406,000	59,000
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	—	1,024,000	15,600,000	2,285,000
Wuhu Hengxin (8)	—	—	996,000	146,000
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	—	—	1,261,000	185,000
Hainan Non-ferrous Metal (10)	—	—	53,000	8,000
Jiangxi Haiji (11)	—	—	20,757,000	3,040,000
Mr. Li Feilie (12)	8,594,000	—	—	—

———————

(1)

Receivable from Wuhu Hengxin owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the period from January 21, 2008 to December 31, 2008 was RMB30,665,000 (US$4,491,000).

(2)

Receivable from Wuhu Hengchang owed to Feishang Copper, due from the sale of copper products. The maximum outstanding amount during the period from March 4, 2008 to December 31, 2008 was RMB61,957,000 (US$9,074,000).

(3)

Receivable from Guangdong Longchuan owed to Yunnan Mining for its acquisition of exploration rights. The maximum outstanding amount during the period from January 17, 2008 to December 31, 2008 was RMB39,796,000 (US$5,829,000).

(4)

Receivable from Jiangxi Haiji owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease.

(5)

Owed by Feishang Group to the Company and represents the refunded portion of the Mark Faith acquisition price. The maximum outstanding amount during the year ended December 31, 2008 was RMB2,101,000 (US$308,000). The amount owed was paid to CHNR in January 2009.

(6)

Represents payments made by Wuhu on behalf of WFNM and offset against amounts owed by Wuhu to WFNM.

(7)

Payable to Feishang Enterprise from Yunnan Mining for the acquisition of Guangdong Longchuan and the net amount of expenses paid by Feishang Enterprise on behalf of Yunnan Mining and certain other subsidiaries.

(8)

Payable to Wuhu Hengxin from Feishang Copper for the purchase of blister copper.

(9)

Payable to Shenzhen Xupu collectively by Feishang Management and Yangpu Lianzhong for expenses paid by Shenzhen Xupu on their behalf.

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Payable to Jiangxi Haiji of RMB20,757,000 (US$3,040,000) by in connection with a deposit paid in connection with a capital lease obligation for certain of its plant and machinery.

(12)

Owed by the Company to Mr. Li Feilie for advances made on behalf of the Company and expenses paid on behalf of the Company. During the year ended December 31, 2007, RMB8,594,000 (US$1,259,000) was repaid.

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xubu and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

The capital lease obligation with Jiangxi Haiji for certain of its plant and machinery for a lease term of three years from December 2007 bore a capital lease interest at 7.59% per annum. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

MATTERS APPROVED AND AUTHORIZED BY MAJORITY MEMBER

On November 9, 2009, Feishang Group Limited, the holder of 13,480,593, or approximately 63.8%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting of Members to (a) elect Lam Kwan Sing and Yip Wing Hang as Class II Directors and (b) ratify the appointment of GHP Horwath, P.C. as our independent registered public accounting firm for the year ending December 31, 2009. Mr. Li Feilie, our President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

MATTER ONE

ELECTION OF CLASS I DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each director is to hold office for a three-year term expiring immediately following the annual meeting of Members held three years following the annual meeting at which he or she was elected. However, at our first annual meeting of Members on December 31, 2004 following our redomicile to the British Virgin Islands, the Class I Directors elected at that meeting held office for a one-year term, the Class II Directors hold office for a two-year term and the Class III Directors hold office for a three-year term. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2011 Annual Meeting of Members
Class II	Immediately Following the 2009 Annual Meeting of Members
Class III	Immediately Following the 2010 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Lam Kwan Sing and Yip Wing Hang as Class II directors for three-year terms that are to expire immediately following the 2012 Annual Meeting of Members. The biographies of the Class II Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Lam Kwan Sing and Yip Wing Hang are hereby elected as Class I Directors, to serve as such until immediately following the annual meeting of Members to take place three years following the annual meeting at which they are elected, and until their successors are duly elected and qualified.

MATTER TWO

RATIFICATION OF THE APPOINTMENT OF GHP HORWATH, P.C.
AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended December 31, 2008 was GHP Horwath, P.C. The Audit Committee of the Board of Directors has selected and approved GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2009. The Majority Member has ratified the appointment of GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Fees to GHP Horwath, P.C.

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2007 and 2008.

	Fiscal 2007	Fiscal 2008

Audit Fees	$137,500	$383,000
Audit-Related Fees	—	4,000
Tax Fees	—	—
All Other Fees	—	—

Total	$137,500	$387,000

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

Tax Fees — This category consists of professional services for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2008 were pre-approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of GHP Horwath, P.C., as independent registered public accounting firm for the fiscal year ending December 31, 2009 is hereby confirmed and ratified.

MEMBER PROPOSALS

In order to be considered by the Majority Member at the annual meeting of Members to be held in 2010 Member proposals must be received by us no later than June 30, 2010. We are not obligated to present Member proposals to the Majority Member for consideration except to the extent required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Information Statement and 2008 annual report may have been sent to multiple members in your household. We will promptly deliver a separate copy of either document to you if you write us c/o Corporate Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. If you want to receive separate copies of the Information Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2008 accompanies this Information Statement.